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VanEck Merk Gold ETF

2026-10-27 Gold - Quarterly Webinar - October 2026 Transcript

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GOLD IN Q4: NAVIGATING THE RATE DECISION

Andrew: Hi, everyone. Thanks for joining. Excited to be on today for another quarterly update on gold markets. A lot of news over the past three months or so on rates and the dollar and commodity prices. So really excited to kind of dig into that and see if we can kind of come to some conclusions here about our outlook for gold and for the miners heading into the next quarter. So with me to dive into things, as usual, our President and CIO of Merk Investments, Axel Merk, season portfolio manager with decades of macro experience. Merk is also the sponsor of the VanEck Merk Gold ETF, ticker OUNZ, OUNZ, and VanEck gold portfolio manager, Imaru Casanova. She's a portfolio manager for VanEck's actively managed gold mining equity strategies, including our flagship international investors gold fund, ticker INIVX. So lots of collective experience between the two folks here and also an ideal opportunity to get any of your questions answered that you may have. So of course, feel free to drop those in at any time in the window and we can add them to the queue. I kind of wanted to start by framing what I think we believe our case for gold is heading into the next quarter. We'll use this as a starting point for discussion. I kind of want to give you guys obviously the chance to give your own individual takes. We'll have a few slides up at the same time, kind of supporting or challenging some of those views. And as always, we'll just keep an eye out for the questions you guys have as they come in. So general case, again, I think as we're seeing it is that gold has been pretty resilient here. Despite these rate hikes and higher real rates, it's still sitting above $4,000 an ounce. And central banks, net buyers still really supporting that demand. Meanwhile, miners record margins, some of the best balance sheets in their history. And they're still attractively priced relative to their long-term fundamentals as well as the price of gold. So fiscal inflation, fiscal inflation risks building, gold still really offers that key diversification benefit, we believe, and a reason that it should be in every portfolio. So with that general starting point, I want to start walking around the horn here, hear from you both on how you're viewing things and whether you kind of agree or disagree with this fundamental stance. How are you thinking about gold and Q4?

Axel: Yeah, thank you. And I'm glad to be with VanEck again. I'm representing my own views. They are likely to compatible with VanEck, but just I'm speaking for myself. And we have a slide here of the 10-year real yield. I like to remind people that ultimately gold is competing with cash, the long-term purchasing power of cash. And most people believe that nobody knows what inflation will be in 10 years from now. That said, there are market-based measures and gold historically has a correlation. Correlations of gold to anything is somewhat morphing, but to real yields is more consistent than to many other things. And especially since the onset of the war in Iran, gold has been hostage not just to the price of gold, but the linkage goes to the real yield. That the war in Iran is priced as a shock rather than a structural change, and the real yields went higher. Real interest rates went higher as a result of the war. And one of the things I'm really looking for is that correlation between gold and oil to break down. We've had a few attempts of that during the summer last week during the risk off environment that correlation broke down. Even though gold went down in that, I think that's a positive. But the short of it is that real yields have been elevated and recent days they have come down. And obviously the question is what's going to happen coming forward. But let me give that as an intro and have Imaru chime in here briefly.

Andrew: Yeah, sorry, really quickly, too. I meant to kind of hype you on a little bit coming into your intro there, Axel, that you recently came out of a closed-door session with Fed Chairman Kevin Warsh. So I figure we won't get all the details on that. But of course, anything that you can work into this discussion as far as how you believe the general direction of policy is going based on those meetings would also be helpful. So I'll pause and then of course, let Imaru jump in on hers as well. But I did want to mention that.

Axel: All right. Well, yes, I mean, we can talk about for hours for that. I have the great honor of being invited by Kevin in early August context here is Kevin Warsh came in a lot of change that he wants to engage in. He put out these task forces. And then in July in the press conference, he got a little bit ahead of himself, touched on some of these things, somewhat confusing the market. And in his Jackson Hole speech at the very end, he said he got some solicited and some unsolicited input. I was in the former camp as part of several people that he talked to. And you may have noticed that he's gotten more focused both on Jackson Hole, but also in his September press conference. And the idea here is really that you have a Fed chair who wants to change a lot of things, yet a lot of people on the Fed, and it's a huge institutions, they're perfectly happy how things are. They don't think they did anything wrong with inflation being too high. And Kevin Warsh, as everybody knows by now, feels really strongly about forward guidance. People are very confused in some ways what that really means. But if you take the Powell Fed, I've criticized the under the Powell Fed because there was so much micromanagement of the market, the market didn't have a chance to express its own opinion. And one of the things Kevin Warsh wants to do is allow the market to give some signals. And I believe he's taking steps in the right direction. And the other thing before I can touch on more here, but the other broader point I like to make is that a lot of people think that Fed independence is about a tweet of President Trump. That is not what monetary independence is about. It's about having the Fed stay in its swim lane of not engaging in fiscal policy. A lot of people may not be aware that monetary policy is really only about money supply, about interest rates. It's about the overall credit in the economy. It is not about allocating that credit. And so in my view, and I don't think Kevin Warsh has said that, but in my view, even buying mortgage-backed securities is not the business of the Fed because that would allocate credit to the mortgage sector. And over the years, and Ben Bernanke was a big fan of that, and that's kind of taken root, the Fed believes it can micromanage the cycle. And that is not the Fed's job. So I'll pause here. Glad to chime in more. But Imaru, if you want to chime in on really also what we have here.

Imaru: No, I mean, I agree with everything you said. I don't have the celebrity status that Axel has or the access, but it's good that you're in here to comment on all that, which I think it's important. I think, like Axel, primarily when I think of rates, I'm looking for that decoupling as well, where, yes, the market is kind of obsessed with where rates are going and what that means for gold. But I think I am also looking for that disconnect because at some point, the start that Andrew put together and showing here, I think it's a good reminder of that. Of course, each period has very different conditions behind all of them. But in particular, in this cycle, I think the market is in the shorter term. And maybe that indicates that average initial reaction after the first hike. In the shorter term, the market becomes more focused on just the higher rates. I think in the longer term, as the Fed continues the hiking, the reasons why the Fed is hiking perhaps become more priced in and gold reacts. And like I said, every cycle here would have been different. But in this cycle in particular, I think the reason why the Fed might, you know, I think I just looked at the expectations and obviously consensus, basically the future surprising, no cuts, just the Fed staying put tomorrow. But for December, there's I think an 80% chance now priced in for the next hike. And I think as this policy takes direction, the market will realize that, yeah, there is an inflationary concern. And the Fed is deciding that that's a good reason to hike if it does so. And I think that will eventually, along with obviously all of the other things we can mention that are supportive for gold, especially as we head into elections here soon, I think gold will start to respond like it has in previous times.

Andrew: Thanks. Yeah, that kind of cued me into this, and Axel I will turn it to you. But I did want to touch on election year and in particular, just a chart here showing that you know, golds tend to outperform when you see these gold, when you see these governments go from sort of unified to divided. So, you know, obviously some potential for correlation versus causation there, but it does seem fair to point out that sort of these political stalemates that can, you know, form a good environment for gold. Any comments, Axel, you have on midterms?

Axel: Few hours of comment on things that have been said just the last two minutes. Maybe first, since the FOMC meeting is tomorrow, it's worth listening to what Kevin Warsh says, rather than all the noise that creates around it. And I think the most important one was that when Kevin Warsh said that he is or the Federal Reserve is removing a dose of accommodation, because he doesn't give forward guidance, but that's as close to a reaction function as you're going to get. By the way, the reason why no reaction function is published, even though Kevin Warsh is a fan of reaction function, is because you can only publish one if you have the rest of the FOMC on board. But what it means when you say that you're moving a dose of accommodation, you're saying that you're not using the sledgehammer, and you probably don't have an intent of using the sledgehammer. That's relevant, right? Which is that there is no urgency to hike. At the same time, it means that, yes, the Federal Reserve would like to have a tightening bias. And those two together already tell you that it is unlikely, unless the data tell you differently, to have an October rate hike. Because imagine some people say, hey, why doesn't he hike just 100 basis points and be done with it? Because if you were to do that, you would get rid of the tightening bias because you'd be all done. So the bias matters. Markets are forward looking, and in that sense, the bias matters. Now, switching gears here and talking about what's ahead, and notably the divided Congress and the like that's expected. Well, if you're not confused, you haven't been paying attention. And that's why the previous slide is so helpful, that says, well, what historically happens, because you can get lost in the details as any one of the specific items. As we talked about just before, price of gold has somewhat been a hostage of what's happening in the Middle East. Well, as we're talking, there are elections in Israel, and the Iranians are, quote unquote, incentivized not to escalate before that election is over, because then Netanyahu is more likely to retaliate, which would possibly help him, and the Iranians don't like to keep Netanyahu. Similarly, for the midterm elections, President Trump is, quote unquote, incentivized to take it easy on Iran for the time being, because his base doesn't like the involvement down there. Going forward, as far as Iran is concerned, and I keep matching around simply because that's been a dominant driver or a key driver of the price of gold, President Trump is going to rule to executive order on many of these items. The one thing that I'd like to point out is the market has a way of discounting the facts and moving forward, and that's why I'm looking for this breakdown of the correlations. If you think about just about any scenario in the medium term, we should be able to move forward. Let's take the extreme scenario that the US says, hey, we're done, let the Iranians take care of it. Well, geopolitically in the long run, that would be bad, but odds are the price of all oil would fall because Iran would take care of it, they would charge at all. The other extreme, that Iran collapses, the same thing would happen, and in this muddled through scenario that we have, we do get more oil out of the strait than we had before. Clearly, a lot of other things are not working, their primaries are damaged and the like, but the market has miraculous ways of dealing with these things in a medium term. I'll just pause here.

Andrew: Thanks for all the added context. I do want to pivot a little bit and start talking about other sources of demand that we're seeing. I feel like I'm on repeat with this, but we've seen strong central bank demand. I'm curious if you guys have any reads on this, on ETF demand in particular. I know we keep a close eye on both. It seems pretty persistent here, so I'll let you guys comment if there's anything to bring up about these two topics, both central banks and ETF demand.

Axel: On ETF demand, very briefly, the demand has continued to be there. One of the nice things about having different types of gold ETFs in the market is they tend to attract slightly different investors, and the VanEck Merk Gold ETF tends to attract a more long-term investor, mostly because we got this deliverability feature. We've seen steady inflows, and in the meantime, in the springtime, speculators moved away that didn't affect us, but affected others. In the long run though, as you see on this chart here, we are not at the peak we had some years ago. At the same time, there continue to be inflows, and so there's a steady persistence. It is because just as the market price is in Iran as a shock run and structural change, the fundamentals haven't changed. The fiscal deficit is still dramatic. To answer the other question on central bank demand, the quote-unquote incentives for central banks that don't get along with the U.S., they haven't changed. We at Merk anyway expect those trends to continue, but you might want to chime in on that.

Imaru: I think like Andrew said, when you look at that previous chart, if I can't just jump, it does sound like a broken record because it's been now a few years that we've been saying central banks are going to continue to be strong buyers of gold, and that gives us a lot of comfort, especially from my perspective as a gold equity fund manager. It gives me a lot of confidence on where the floor is for gold, and maybe that floor is 4,000 today, and that is very much anchored to this very strong demand from central bank, which like Axel pointed out, it's still there, it's not changing. We can talk about rates and wars and elections and inflation and everything that's happening around the world that certainly we think is supportive of gold prices, but what's important to remember is also that this particular source of demand, it's a little bit de-linked from all that, independently

[00:17:08] of everything that is going on, there is a long-term trend for central banks to continue to diversify their reserve base. When do they stop? At what percentage of total reserves? That's up for grabs, but there seems to be quite a bit of room there, and then the other point that I'd like to make is clearly you see the trend there, even 2026, which was expected to be a little lower, still very strong, and obviously we still have some reporting on what happened in the last few months of the year. The other important point is that it is broad. It's not just China, it's not just India, it's not banks coming in and out, so the buyers are well-spread throughout the emerging markets, economies, and again we continue that trend to continue. If we can move to the next one, what I think is really interesting is that we've been talking about central banks putting a floor to gold prices, and in particular I've been talking about how with that floor,

[00:18:16] as investors jump in, and we can look at investment demand for the western bullion products, which is represented here as a good proxy for investment demand, then gold can trend higher. I think I looked at this correlation, which is obviously a very, very strong correlation, flows and gold price, and interestingly, like Axel said, even since July we've continued to have inflows into the gold ETF, and yet the gold price has been declining, which is again correlations break down all the time, and they did as you saw here in this graph in previous years when it came to ETF, but I think what it's encouraging is that we're seeing investors actually perhaps taking advantage of a pullback in gold prices to start to build positions in through this gold bullion ETF, which is very encouraging because it signals

[00:19:21] that appetite for gold, and so with that backdrop and potential for gold to embark in a new rally here, I think investors might find more reasons to continue to buy gold, and again, we're not anywhere near the peaks here, so there's certainly room there.

Andrew: While we have you two, I want to start talking a little bit on the miners, so I heard you make a comment last week, which was kind of surprising and interesting, is that a lot of these companies that you're talking with, you know, they're not even focused on the price of gold, they're sort of thinking gold prices have done okay, right, why worry more or less, so beyond just this, it would be curious to hear what are they talking about, right, if they're not talking about the price of gold, and you'll probably bring that up in discussing some of the points here, but just curious to get your views.

Imaru: Yeah, I think I made that comment, and I invite you to look at our blogs, which the last one I wrote was on the Colorado conferences, which are two major conferences, a small cap and a large cap conference in Colorado yearly, and I think I was making a referring to the conversations and the we were having during our meetings with these gold companies, not once did I get into a meeting, and these are short meetings, but nonetheless, very relevant, did we discuss the gold price, the gold price outlook, where gold is, where we think gold is going, that wasn't even part of the conversation, and I think you're right, Andrew, it is reflective of the times we live in, and how this sector is positioned today, which is, I know there's a lot going on in this slide, so I am going to talk about it, but to your point, yeah, there is, we're not, we're with gold at $4,000, and costs somewhere around $2,000 per ounce as cost productions, I'm not worried, the companies are not really worried about the gold price, and more importantly, their profitability and their plans are not hinged in an increasing, they're not supported by higher gold prices, but instead they continue to still do budgets and mine plans and reserves and resources at much lower prices compared to spots. So yeah, I think that that is a reflection and indicative of sort of the health of this sector. What I want to do, I put this slide, this is not new, because we used it, I think, in the previous webinar, and the reason I decided to include it again is because we've kind of been through all of these scenarios this year, and so if I look at the period from year end 2025 to say March, early March of this year, we would have had that rising gold price environment, you know, gold touched $5,500 in January, then pulled back a little, but then, you know, we're still hovering over $5,000, and by beginning of March, and gold was up, you know, 20%, the stocks were up over 30%, so that leverage shows through. And then, of course, we have not a pullback, but a significant sell-off in gold, and then, yes, the miners did underperform in that environment. But during the period, basically from July, where gold sort of bottomed to today, gold is up, you know, from, I said, from mid-July to today, about one and a half percent, so let's call it range bound in this scenario, hovering around that 4,000 line now for quite a few months. Guess what? The stocks were up 14%, so in that range bound environment, which I've been so worried about, where gold is kind of not doing anything, and I'm thinking, oh, the stocks are not going to like that, the stocks actually moved, not just outperformed, but significantly outperform gold, which supports this new, I think, outlook that we have for gold in different gold price environments. Year to date, I would call the gold to be in that pullback box, right, where gold is down about 6.5% from end of 2025 to today. The stocks are actually outperforming gold, so that resilient performance that I spoke about is there. The stocks are down about 5%, yes, they're down, but guess what? They're actually outperforming gold and showing that strong resilience. Again, those companies aren't reporting, and yes, gold is 4,000, but they're still generating a lot of cash, and I think the market is starting to price in that when it comes to the gold stock, so that's what I wanted to say about this slide in particular, is that the stocks are starting to reflect that resilience, which is the next slide, given just how well protected their margins are. Yeah, you can almost say, like, who cares if gold is 4,000 or 5,000? I'll take this all day, and with gold now, with these margins, yes, the other part of the equation is cost, obviously, and we've had fuel increasing, which generates concern. We discussed that in the last webinar, the sensitivity to fuel prices is there, but not quite as large, and so, of course, we've seen costs come up this year, but again, with such a large margin, quite a bit of buffer. Will costs go up as gold prices stay elevated, and we get some inflation pressures? Of course, but that still doesn't impair these companies from meeting all their capital needs. We have companies increasing dividends, creating dividends, buying back stocks, paying down their debt, and we'll talk about debt in a minute, because I do think that's a pretty impactful chart, and still being able to explore and build. So again, all the capital needs being met, given this, obviously, record margins that we illustrate in this slide, but the next one talks to the health. I think Andrew put this together, and it tells a real story. We, I think, decided to include a little bit of a look back. Still, when we meet with many of our investors, the question, let's go back to, you know, been there, done that, these miners have enjoyed good, strong gold prices, and it hasn't always been translated into the returns and the value creation that you would expect, and we keep saying this is a different industry, and I think this illustrates that. Not only are debt levels in an absolute basis much lower, but, you know, on average, these companies have more cash than they have debt, so not only are they producing record amounts of free cash flow, but they have a liquidity. These companies have free-volving credit facilities. They have the ability to access the debt markets if they need to, to continue to deliver resource replacement and the growth that the market so desires.

Andrew: Maybe I'll pause here really quickly, because I do have a couple of questions coming in from folks just asking about if I kind of had to, you know, consolidate them and put them into one. Dwayne mentions it here, too. It doesn't seem like maybe the gold miners are reacting the same as the underlying gold price right now, that there might be a little bit of a disconnect there, maybe particularly with the juniors. Do you have any comments there on why that disconnect, and why you think you're seeing that in the market right now?

Imaru: Yeah, I actually think that was one of the questions that was received ahead of these, so I actually had the benefit of having looked at that question, which meant I jumped in my, and did some numbers, and I mean, if you look at, I think I did one in five years, but it really doesn't matter what time period you take. If you look at the strict correlation between returns of gold, GDX, GDXJ, it's a really strong correlation. We're talking, I think I did one year in five for the GDXJ in particular, and it's, you know, hour of, you know, 0.8, anywhere from 0.6 to 0.8, so it's still a very strong correlation. Now, of course, during short term, you know, during certain periods, you might see a disconnect in this correlations, but overall, whether it is with the larger caps via GDX or with the juniors, the correlation is very strong, what I will say, and it's, I'll plug my previous, not the last, but the previous to last blog that I wrote, and it is really a sort of a guide to investing in gold miners, and I outline what I think are the most important principles, and one of them is, yes, gold is the major and probably the most important driver, but it's not the only driver, so if you're following a basket of junior companies, developers, or small producers, at any given time, the fundamentals of each of these companies, particularly when it comes to the developers, it's going to have a very strong impact on share price performance, you know, I don't care what the gold price is doing, if a company announces a resource, and it disappoints the market, you know, the market thought it was going to be a bigger reserve or resource than that they reported, or the other way, you know, it could be a down gold day, but if you report a very impressive resource, a pre-feasibility study, that's going to move the stock, so my only, I guess, comment regarding juniors is that they are more, you know, they're more volatile and will trade with the fundamentals as much as they do with the gold price, so that's something to pay attention to.

Andrew: Well, that's certainly helpful. I don't know, Axel, if you had any comments you wanted to raise with respect to the miners as well.

Axel: Yeah, just briefly on a high level, just some food for thought to complement what Imaru has said. For the large-scale companies, Imaru pointed out the expanding margins, and one of the things that counterintuitively happens is when the margins are so high, and the balance sheets notably are so good, is the leverage to the price of gold is actually decreasing for some of these companies, because if you think about it, if they're just scrambling to get by, and then there's a little bit extra hike in the price of gold, the incremental gain to the profits is much larger, so that's the impact there on the junior end. One thing that Imaru didn't touch on as much, but I know we're in agreement because we've talked about it on another occasion, is that of course in a bull market, it's often associated with broader inflation, and obviously it's more than compensated with the price of gold going up, and indeed the inflationary pressures are less severe than in other cycles. That said, with many projects being funded, access to labor might be a big challenge, and that may impact the juniors more, and the market might be questioning which of these companies can execute, which ones cannot. The bigger companies obviously have a more of an established track record. And finally, one reason why I think that, aside from the market maybe just being skeptical in general, because there are still many people that have got burned in previous cycles, one reason why the juniors have held back so far is because the junior companies are sensitive to financial conditions, and we do have a Fed that is in a tightening bias. We saw that quite strongly in 2022 when the higher for longer environment came to an end. I put that in October of 2022, many put it in December, when Powell stopped talking about higher for longer, then the market started taking off. And it's because in an awkward way, while a lot of these juniors don't take on debt, they do need access to the capital markets. And while these are open, there is this sensitivity to financial conditions in the junior space. And it's part of the reason why they tend to act with a lag and then more explosively. But ultimately, markets are designed to frustrate the most out of investors, and that's what they do in the mining sector much of the time. The good news is, and that's why we are very comfortable with them, is we think there's good value in there.

Andrew: I guess getting back to this value point, too. Looking at this chart, we've seen it historically, this discount really broadened out. We're looking at the premium discount of gold miners to the underlying gold price. Seeing that's closing a little bit, is that a reflection of maybe the price of gold falling? What's going on here? Are we really actually starting to see some of that re-rating take place? Or did that already happen earlier in the year? Do we expect this to continue to close as we go along?

Imaru: I mean, historically, I guess this chart tries to point out these stocks, and historically, I mean prior to the last, since 2020 or so, these stocks would trade to a bit of a premium to spot. What we had seen in recent years is steep discounts, as much as 30%, we talked about in the previous webinars. Clearly, after a stronger performance of the stocks relative to gold in 25, certainly, and even in 26, what this resilient performance that we're talking about, that gap has closed. This estimates have the stocks reflecting somewhere around, let's call it 10, a little less than 10% discount to the spot price. I think there is still, obviously, opportunity for that gap to continue to close as the stocks re-rate.

Axel: Maybe one broader point, if I can make it, is that in 2011, Marc Andreessen came out with an essay that software is eating the world. This happened to coincide just about with a peak in the price of gold at the time before a long bear market. The context is that software was the thing that there's a low barrier to entry, the margins are enormous. In today's world, software is suffering, AI is hip, and the hallmark of AI is that it takes massive investments and the margins are uncertain. The reason I bring that up is that if you look at industrial investments in general and mining and gold mining specifically, well, investments are substantial, but the margins are very good. The key difference to the 2011 environment is that we are on a level playing field that suddenly miners are an attractive investment because the margins are so good, and yes, it takes a lot of capital to get into that. Especially if one thinks about some more modest or negative scenarios for equity markets, well, at some point, and we have no idea where we are on that cycle, there's going to be an AI bust, and it's very much a debt-driven boom that we have seen, or at least a significant component of that. From a diversification point of view, I think gold is shining more than it has in other cycles, and of course, with a little pun intended here, I just want to point that out.

Andrew: All right, thanks. Just want to remind folks to ask any questions that you guys have in the window provided. Maybe we'll dig into some of VanEck's gold offerings here. It's fair to say that VanEck has one of the longest track records in this space over a 50-year history, manages nearly $40 billion in AUM tied to gold and gold equities, two of the largest gold mining ETFs in the world in VanEck, gold miners ETF, and junior gold miners ETF, GDX and GDXJ. So maybe just a second to rehash some of the other fund offerings here at VanEck for you in terms of gold, optimal ways to kind of gain exposure to that gold or gold miner space. If you're looking for access strictly to the physical gold, our Merk, VanEck Merk gold ETF, ticker OUNZ, offered at 25 basis point expense ratio, great if you're looking kind of at that pure expression of gold beta, also with an optionality of physical deliverability. If you're looking for access to the miners, actively managed mutual fund wrapper, we have Imaru's fund, the International Investors Gold Fund, INIVX. Again, one of the longest operating funds in the gold mining space, leveraged to the rising gold price across kind of the full market cap spectrum, seniors, mid-tier and juniors, currently outperforming both passive options in terms of year to date returns. And of course, our largest gold offering at VanEck, our passively managed gold miner ETF, GDX, around 25 billion in AUM, broad exposure to gold miners, highly liquid wrapper, with a track record that dates over 20 years. One of the questions I did actually get was, if you were investing, they used, in this case, a hypothetical number of $100,000, this is from David, how would you be allocating between these types of funds, between gold and gold miners specifically? What would be your percentage weight to each of these? And also, I should add, if there's any comments that you have about the, you know, your particular fund or product at this point, too, if there was something that you guys wanted to touch on as well.

Imaru: I'll let Axel answer the question first. Everybody knows how I'm going to answer that.

Axel: All right. Well, in my experience, when I talk to investors, a lot of investors invest to either gold or the miners, not to both. I'm an exception in that because I invest in both. I invest in them both in quite substantial amounts of my net worth. And it's ultimately a risk tolerance question, right? I can afford the risk of investing in gold. I can afford investing in gold miners. The risk profile is different, right? The price of gold historically has a volatility similar to that of the S&P 500, but can surge, can go higher. Gold miners, the risk profile varies depending on where you are on the seniority of that spectrum, but generally speaking, of course, it's higher than that. And I think they serve slightly different purposes, but at the same time, I'm very, very comfortable holding both. And I'll leave it at that and let you answer it from your perspective, Imaru.

Imaru: Yeah, no, for me, I'm very process driven. I guess I'm an engineer by education. I think you have a mix. I totally agree that it should be. You do the bullion because of the risk characteristics that Axel outlined. I understand also how that's a first stop for a lot of investors. I think when we talk about investors that have no gold exposure, perhaps just going straight into the miners could feel too aggressive, although maybe not in today's markets when we're doing a lot of speculative other sectors. So I do believe in a blend. I don't know what the exact blend is, but in the absence of knowing specific time horizons and risk tolerance of an investor, I would think 50-50 would be a good idea. If you look at my active portfolio, then the store is quite different. We have the ability to own bullion in our active product, and it's an under 5% position today. And pretty large exposure to the junior sector, at about 37% or so, 20% mid tiers and another 40% seniors. So clearly in this environment, as I've been saying, I guess for a while, I do think the equities have a better chance of performing the metal. But from a broader perspective, I do think a blend is a reasonable approach.

Andrew: All right. Turning back to the questions, I just want to try and make sure that we get most of them answered here. So I do have a question about silver as well. Just thoughts we use on silver, whether or not you believe that it will be impacted nearly as much as gold might be with rate hiking measures and higher interest rates.

Axel: Well, gold is more volatile, historically speaking, because of the industrial use. And so that's clearly the case. That said, silver is very actively used in the AI build out, more so than gold as well. And so with not just the US, but the global emphasis on industrialization, there are a lot of drivers for gold, but gold is going to be notoriously volatile as it has always been.

Imaru: Yeah, and silver tends to follow gold. I think we keep drinking in this. It does its own things sometimes, like Axel said, it does have that much stronger industrial component. So what's happening with solar demand, it's pretty critical to silver demand. But the silver sector has been in a deficit for a long time. It is expected to continue to be at a deficit, and silver supply isn't something you can just turn on, just like gold supply. It's also very silver, supply is very inelastic. And so if demand remains strong here, both as a safe haven, kind of following gold's lead. And for these other industrial applications, we expect silver to perform just as well as gold, or potentially outperform.

Andrew: Maybe just the last question we have here that came in just a minute ago. Probably covered some of this in the initial part of the discussion, but just for any stragglers, just under what circumstances from Peter, under what circumstance, in your opinion, my gold prices remain range bound through basically all of this winter period, in the next several quarters.

Axel: Well, gold does a lot of things. It's rarely range bound. When I go to outlook meetings, give my forecast for the next year, sometimes I say if you don't know what to say, you say equity prices are going to go up 5% next year. And then everybody else on the panel gets quiet because that's exactly what they wanted to say. I think we don't have a crystal ball. There's a lot of things that can happen, right? And we can make all of our outlook as to what's going to happen. And then there's going to be some surprise somewhere. I do think that the fact that gold, even though it's been volatile, has been range bound despite a rate hiking cycle, despite a major supply shock. And that is, I think, in itself, the most noteworthy, that gold has been so resilient, as Imaru has characterized it. I fully agree. And so in many ways, we are in a holding pattern and see what's going to happen with the midterms, what's going to happen with the Iran war, what's going to happen with this and this and that. And then when we take a further look, we see the deficits are still dramatic. There is neither political party in the US has any drive to get these deficits down. And so I think that is one of the reasons why the long term investors come in. And the one thing I'd like to add is sometimes people say, oh, retail investors are really bad investors. I actually have the opposite in views. I have a great respect for retail investors. The noise that comes in is from the speculators. They really distort the picture in a risk off environment. People say that retail investors panic while professional investors do risk management. It's the same thing. It's just that one we're condescending about versus the others, you adjust to the environment in the market. And with equity prices and on the S&P being as high as they are, people are looking for diversification. And so that provides the downside buffer, I believe. And if you want to call it range bound, well, so be it. But I think the market is longing for a catalyst to the upside.

Imaru: Yeah, I agree 100%. I think there is plenty of appetite for gold, especially as we get through maybe some of these periods and gold starts to, unfortunately, investors want to see gold going higher to jump in the bandwagon. And they've been doing so even with gold range bound. So I think, like Axel said, I'm not big either in giving forecasts. If I could predict the gold price, I wouldn't be sitting here. But I look at previous, earlier this year, gold. Yeah, lots of probably speculative money earlier in the year that drove it to whatever it was, 5,600. But there is, I think it's easy for me to see gold north of 5,000 if we remain in this environment, especially to Axel's points of money looking for home, as some of these other sectors maybe start to get too rich or investors start to get a little risk averse. Gold and the miners in particular should be a good place for that capital.

Andrew: This is a great discussion, guys. Really, really appreciate you guys jumping on and taking the time to discuss with us. And obviously, you guys as well, the folks that are dialing in. So always appreciate your feedback as well. Feel free to reach out to us at info@vaneck.com. And with any comments on this or other webinars, I also encourage you to circle back to the website, check out some of the content we have on there. You can find a replay of today's webinar. We also have a host of gold content on there, including Imaru's monthly gold miner commentary, as well as other blogs on resource equities and commodities and real assets. So thanks again to everybody. Really appreciate it. Have a great day. Thank you.

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